

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

George Bee
Chief Executive Officer and President
U.S. GOLD CORP.
1910 E. Idaho Street
Suite 102-Box 604
Elko, NV 89801

      Re: U.S. GOLD CORP.
           Registration Statement on Form S-1
           Filed February 16, 2021
           File No. 333-253168

Dear Mr. Bee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Energy & Transportation

cc: Jayun Koo